Monthly Report - December, 2018

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        4,276,258      (3,142,049)
Change in unrealized gain (loss) on open          (1,195,401)        6,765,881
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0            9,227
      obligations
   Change in unrealized gain (loss) from U.S.          62,570          211,261
      Treasury obligations
Interest Income 			              327,016        3,066,530
Foreign exchange gain (loss) on margin deposits        43,143        (224,004)
				                 ------------    -------------
Total: Income 				            3,513,586        6,686,846

Expenses:
   Brokerage commissions 		              707,482        9,318,296
   Management fee 			               48,716          560,466
   20.0% New Trading Profit Share 	               61,304           68,133
   Custody fees 		       	                7,872           34,452
   Administrative expense 	       	               16,173        1,041,158
					         ------------    -------------
Total: Expenses 		                      841,547       11,022,505
Net Income(Loss)			   $        2,672,039      (4,335,659)
for December, 2018

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (137,942.041    $     3,803,314    169,575,848    173,379,162
units) at November 30, 2018
Addition of 		 	              0         39,096         39,096
22.921 units on December 1, 2018
Redemption of 		 	              0    (1,542,051)    (1,542,051)
(1,274.040) units on  December 31, 2018*
Net Income (Loss)               $        75,406      2,596,633      2,672,039
for December, 2018
         			   -------------   -------------   -----------


Net Asset Value at December 31, 2018
(136,736.165 units inclusive
of 45.243 additional units) 	      3,878,720    170,669,526    174,548,246
				  =============  ============= ==============


		GLOBAL MACRO TRUST December 2018 UPDATE
                      Year to Date     Net Asset
Series	  December ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    1.45% 	   (2.69)%  $  1,185.46	  113,280.706 $   134,289,577
Series 3    1.65% 	     1.65%  $  1,654.06	   19,251.321 $    31,842,823
Series 4    1.98% 	     3.64%  $  2,068.44	    3,619.144 $     7,485,965
Series 5    1.46% 	     5.97%  $  1,589.56	      584.994 $       929,881

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					January 15, 2019
Dear Investor:

After another month of heightened price volatility, market participants continued to deal with global monetary policy changes, trade tensions, oil market supply and demand uncertainties, slowing global growth, geopolitical confrontations and dysfunction in the Trump Administration. Gains from short positions in energy, equity and, to a lesser extent, soft and agricultural commodity futures outdistanced losses from trading metal and interest rate futures and currency forwards.

Crude oil and crude product prices plunged further during the month with Brent crude declining from $62 per barrel on December 1 to about $50 per barrel on December 24. The price did rebound to near $54 per barrel before month end, particularly after reports that progress was being made in the U.S.-China trade talks. Still, with Saudi Arabia, Russia and the U.S. producing near record levels in recent months--each above 11mb/d, and with signs that global growth and hence energy demand were slowing, not even the announcement in early December that the OPEC+ group would re-impose production cuts in 2019 arrested the price declines. Consequently, short positions in Brent crude, WTI crude, RBOB gasoline, heating oil and London gas oil were profitable.

Once again worries about tighter monetary conditions globally--heightened by another Fed rate increase, slowing global growth, U.S.-China trade tensions, political and economic squabbles in Europe and plunging oil prices- depressed equities. Short positions in European, Chinese, Hong Kong, Taiwanese, Korean and small-cap U.S. equity futures registered profits. One the other hand, long positions in U.K., NASDAQ, U.S. Dow Jones, Canadian, and Japanese Nikkei index futures and trading the CBOE vix index future produced partially offsetting losses.

Short gold and silver positions were unprofitable and were reduced as a slightly weaker dollar and global uncertainties aided prices of precious metals.

Slowing global growth, political and economic tensions in Europe, and collapsing oil prices underpinned a rally in government fixed income markets. Indications that the Fed might raise rates at a less aggressive pace in 2019 also supported demand for developed country government paper, even though the Fed did announce on December 19 a further 1/4 point increase in official rates and a continued steady balance sheet reduction. Long positions in German, Italian, Japanese and Australian note and bond futures were profitable.
Trading of U.S. long bond futures was also profitable. However, fractionally larger losses were sustained on short positions in U.S. 2-, 5-, and 10-year note futures and in short-term Eurodollar futures which were reduced subsequently.

The U.S. dollar, which had strengthened in a halting manner from mid-April through October, was range-bound during November and weakened slightly in December. Long dollar trades versus the Japanese yen and Swiss franc- perhaps safer safe havens than the dollar-were unprofitable. A long dollar/short Mexican peso trade was unprofitable as the incoming Mexican government soothed investor concerns with the appointment of rather orthodox economic policy advisers. Long dollar positions against the euro, Swedish krona, pound sterling and Brazilian real were also marginally unprofitable. Conversely, long dollar trades against the currencies of Canada, Australia, New Zealand, Russia and Norway produced largely offsetting profits as commodity currencies felt the weight of slowing growth and collapsing energy prices. A long Turkish lira trade was profitable due to high Turkish interest rates and easing political tensions.

Finally, short positions in corn, wheat, soybeans and sugar produced a marginal gain.

IMPORTANT NOTICE

At the end of 2018, Millburn Ridgefield Corporation relocated its headquarters from Greenwich Connecticut to New York City. We will temporarily be located at 1270 Avenue of the Americas, 11th Floor, New York, NY 10020 in advance of moving to our new offices at 55 West 46th Street, 31st Floor, New York, NY 10036 in mid-February 2019. Our phone numbers and e-mail addresses will remain the same.

Also, as of January 1, 2019, Millburn Ridgefield Corporation assumed the administrative and other responsibilities of its affiliate, The Millburn Corporation, and all of its employees were transferred to Millburn Ridgefield
Corporation.   This consolidation is expected to be seamless and will not result in any increased costs to investors. The reason for the move and restructuring is to simplify the firm's management company organization and align the location of the firm's headquarters with the core parts of the firm's operations as we plan for the future. If you have any questions regarding the move or consolidation, please contact us at info@millburncorp.com.


		              Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman